SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

REMEC, INC.

(Name of Subject Company — Issuer and Filing Person — Offeror)

OPTIONS TO PURCHASE COMMON STOCK,

par value $0.01 per share

(Title of Class of Securities)

759543101

(CUSIP Number of Class of Securities)

Donald J. Wilkins

Senior Vice President, General Counsel and Secretary

REMEC, Inc.

3790 Via de la Valle

Del Mar, CA 92014

(858) 505-3713

(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies to:

Garth Gartrell

Heller Ehrman White & McAuliffe LLP

275 Middlefield Road

Menlo Park, CA 94025

Phone: (650) 324-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$1,726,513	Previously Paid

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,262,531 shares of common stock of REMEC, Inc. having an aggregate value of $1,726,513 as of August 30, 2004 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $126.70 per each $1.0 million of the value of the transaction.

[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.

Form or Registration No.: Not applicable.

Filing Party: Not applicable.

Date Filed: Not applicable.

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[ ]	Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.
[ X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [    ]

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (as amended, this “Schedule TO”) filed by REMEC, Inc., a California corporation (“REMEC” or the “Company”), with the Securities and Exchange Commission on September 3, 2004. This Schedule TO relates to an offer by REMEC to certain eligible persons to exchange options to purchase shares of REMEC common stock, par value $0.01 per share (the “Common Stock”), with exercise prices greater than or equal to $15.00 per share that are currently outstanding under the REMEC 1995 Equity Incentive Plan (the “1995 Plan”), REMEC 2001 Equity Incentive Plan (the “2001 Plan”) and options that were assumed by REMEC pursuant to prior acquisitions for restricted stock units that will represent the right to receive shares of REMEC Common Stock and that will be granted under the 1995 Plan and 2001 Plan upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Options for Restricted Stock Units dated September 3, 2004 (the “Offer to Exchange”) and the Addendum to Offer to Exchange Certain Outstanding Options for Restricted Stock Units dated September 23, 2004 (the “Addendum”), copies of which have been filed as exhibits to this Schedule TO.

Item 1.    Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet” in the Offer to Exchange, a copy of which has been filed as Exhibit (a)(1)(i), and the information set forth in the Addendum, a copy of which has been filed as Exhibit (a)(1)(xii), is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)    Name and Address.

The name of the issuer is REMEC, Inc., a California corporation. The address of its principal executive offices is 3790 Via de la Valle, Del Mar, CA 92014. The telephone number at that address is (858) 505-3713.

(b)    Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain eligible persons to exchange options to purchase shares of REMEC’s Common Stock with exercise prices greater than or equal to $15.00 per share that are currently outstanding under the 1995 Plan or 2001 Plan or were assumed by the Company pursuant to prior acquisitions, to purchase an aggregate of approximately 1,262,531 shares of Common Stock (“Option Shares”), for restricted stock units that will represent the right to receive shares of common stock of REMEC and that will be granted under the 1995 Plan and 2001 Plan (the “Restricted Stock Units”), upon the terms and subject to the conditions set forth under “The Offer” in the Offer to Exchange. Eligible persons are all holders of stock options eligible to be tendered pursuant to the Offer to Exchange who (i) are employees of REMEC as of the date the Offer to Exchange commences and through the date the tendered options are cancelled, and (ii) hold their options as of the date the Offer to Exchange commences and through the date the tendered options are cancelled.

As of August 30, 2004, options to purchase 8,141,992 shares of our Common Stock were issued and outstanding, of which options to purchase approximately 1,262,531 shares of our Common Stock, constituting approximately 15.5%, were held by eligible persons and were eligible for exchange in the Offer to Exchange.

The information set forth in the Offer to Exchange under the captions “Summary Term Sheet,” Section 1 (“Eligibility”), Section 2 (“Number of restricted stock units; expiration date”), Section 6 (“Acceptance of options for exchange and issuance of restricted stock units”), and Section 9 (“Source and amount of consideration; terms of restricted stock units”) is incorporated herein by reference. The information set forth in Schedule B to the Offer to Exchange is incorporated herein by reference. The information set forth in the Addendum is incorporated herein by reference.

(c)    Trading Market and Price.

The information set forth in the Offer to Exchange under Section 8 (“Price range of our common stock”) is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

(a)    Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.    Terms of the Transaction.

(a)    Material Terms.

The information set forth in the Offer to Exchange under “Summary Term Sheet,” Section 1 (“Eligibility”), Section 2 (“Number of restricted stock units; expiration date”), Section 4 (“Procedures for tendering options”), Section 5 (“Withdrawal rights and change of election”), Section 6 (“Acceptance of options for exchange and issuance of restricted stock units”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and amount of consideration; terms of restricted stock units”), Section 12 (“Status of options acquired by us in the Offer; accounting consequences of the Offer”), Section 13 (“Legal matters; regulatory approvals”), Section 14 (“Material U.S. federal income tax consequences”), and Section 15 (“Extension of Offer; termination; amendment”) is incorporated herein by reference. The information set forth in the Addendum is incorporated herein by reference.

(b)    Purchases.

The information set forth in the Offer to Exchange under Section 11 (“Interests of directors and officers; transactions and arrangements concerning the options”) is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Arrangements.

(e)    Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under Section 11 (“Interests of directors and officers; transactions and arrangements concerning the options”) is incorporated by reference. The eligible option plans, option agreements and plan prospectuses attached hereto as Exhibits (d)(1), (d)(2), (d)(3) and (d)(4) contain information regarding the subject securities.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a)    Purposes.

The information set forth in the Offer to Exchange under Section 3 (“Purpose of the Offer”) is incorporated herein by reference. The information set forth in the Addendum is incorporated herein by reference.

(b)    Use of Securities Acquired.

The information set forth in the Offer to Exchange under Section 6 (“Acceptance of options for exchange and issuance of restricted stock units”) and Section 12 (“Status of options acquired by us in the Offer; accounting consequences of the Offer”) is incorporated herein by reference.

(c)    Plans.

The information set forth in the Offer to Exchange under Section 3 (“Purpose of the Offer”) is incorporated herein by reference with respect to items (1), (2), (4), (5) and (9) of Item 1006(c) of Regulation M-A. Items (3), (6), (7), (8) and (10) of Item 1006(c) of Regulation M-A are not applicable.

Item 7.    Source and Amount of Funds or Other Consideration.

(a)    Source of Funds.

The information set forth in the Offer to Exchange under Section 9 (“Source and amount of consideration; terms of restricted stock units”) and Section 16 (“Fees and expenses”) is incorporated herein by reference.

(b)    Conditions.

Not applicable.

(d)    Borrowed Funds.

Not applicable.

Item 8.    Interest in Securities of the Subject Company.

(a)    Securities Ownership.

The information set forth in the Offer to Exchange under Section 11 (“Interests of directors and officers; transactions and arrangements concerning the options”) and Schedule B (“Beneficial Ownership Table”) is incorporated herein by reference.

(b)    Securities Transactions.

The information set forth in the Offer to Exchange under Section 11 (“Interests of directors and officers; transactions and arrangements concerning the options”) is incorporated herein by reference.

Item 9.    Person/Assets, Retained, Employed, Compensated or Used.

(a)    Solicitations or Recommendations.

Not applicable.

Item 10.    Financial Statements.

(a)    Financial Information.

The information set forth (i) in the Offer to Exchange under Section 10 (“Information concerning REMEC, Inc.”), Section 17 (“Additional information”) and Section 18 (“Financial information”), (ii) in REMEC’s Annual Report on Form 10-K for its fiscal year ended January 31, 2004 (“2004 Form 10-K”), (iii) in REMEC’s Quarterly Report on Form 10-Q for its fiscal quarter ended April 30, 2004 (“First Quarter 10-Q”) and (iv) in REMEC’s Quarterly Report on Form 10-Q for its fiscal quarter ended July 31, 2004 (“Second Quarter 10-Q”) is incorporated herein by reference, and is available over the Internet at the World Wide Web site of the Securities and Exchange Commission at http://www.sec.gov. In addition, copies of REMEC’s 2004 Form 10-K, First Quarter 10-Q and Second Quarter 10-Q have been distributed to all potential participants in this offer.

(b)    Pro Forma Information.

Not applicable.

(c)    Summary Information.

The information set forth in the offer to Exchange under Section 18 (“Financial information”) is hereby incorporated herein by reference.

Item 11.    Additional Information.

(a)    Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under Section 13 (“Legal matters; regulatory approvals”) is incorporated herein by reference.

(b)    Other Material Information.

Not applicable.

Item 12.    Exhibits.

  (a)    (i)    Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated September 3, 2004.*

(ii) Form	of Memorandum from Thomas H. Waechter dated September 9, 2004.*

(iii) Election	Form.

(iv) Form	of Notice to Withdraw from the Offer.

(v) Form	of E-mail confirmation of receipt of Election Form.*

(vi) Form	of E-mail confirmation of receipt of Notice to Withdraw from the Offer.*

(vii) Form	of E-mail reminder about Expiration of Offer.*

(viii) Form	of E-mail notification of acceptance and cancellation of tendered options.*

(ix) REMEC,	Inc. Annual Report on Form 10-K for its fiscal year ended January 31, 2004 incorporated herein by reference.

(x) REMEC,	Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended April 30, 2004 incorporated herein by reference.

(xi) REMEC,	Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended July 31, 2004 incorporated herein by reference.

(xii) Addendum	to Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated September 23, 2004.

(xiii) Form	of Memorandum from Bruce Elliott dated September 20, 2004.

(b)     Not applicable.

(d)     (1)    REMEC, Inc. 1995 Equity Incentive Plan.*

(2) REMEC,	Inc. 1995 Equity Incentive Plan Prospectus.*

(3) REMEC,	Inc. 2001 Equity Incentive Plan.*

(4) REMEC,	Inc. 2001 Equity Incentive Plan Prospectus.*

(g)     Not applicable.

(h)     Not applicable.

*	Previously filed.

Item 13.    Information Required by Schedule 13E-3.

  (a)    Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

REMEC, Inc.

By:	/s/ Donald J. Wilkins
Donald J. Wilkins
Senior Vice President, General Counsel and Secretary

Date:    September 23, 2004

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(i)	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated September 3, 2004.*

(a)(1)(ii)	Form of Memorandum from Thomas H. Waechter dated September 9, 2004.*

(a)(1)(iii)	Election Form.

(a)(1)(iv)	Form of Notice to Withdraw from the Offer.

(a)(1)(v)	Form of E-mail confirmation of receipt of Election Form.*

(a)(1)(vi)	Form of E-mail confirmation of receipt of Notice to Withdraw from the Offer.*

(a)(1)(vii)	Form of E-mail reminder about Expiration of Offer.*

(a)(1)(viii)	Form of E-mail notification of acceptance and cancellation of tendered options.*

(a)(1)(ix)	REMEC, Inc. Annual Report on Form 10-K for the fiscal year ended January 31, 2004 incorporated herein by reference.

(a)(1)(x)	REMEC, Inc. Quarterly Report on Form 10-Q for the quarter ended April 30, 2004 incorporated herein by reference.

(a)(1)(xi)	REMEC, Inc. Quarterly Report on Form 10-Q for the quarter ended July 31, 2004 incorporated herein by reference.

(a)(1)(xii)	Addendum to Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated September 23, 2004.

(a)(1)(xiii)	Form of Memorandum from Bruce Elliot dated September 20, 2004.

(d)(1)	REMEC, Inc. 1995 Equity Incentive Plan.*

(d)(2)	REMEC, Inc. 1995 Equity Incentive Plan Prospectus.*

(d)(3)	REMEC, Inc. 2001 Equity Incentive Plan.*

(d)(4)	REMEC, Inc. 2001 Equity Incentive Plan Prospectus.*

*	Previously filed.